                                                                    EXHIBIT (99)


                       PROXY STATEMENT FOR APRIL 24, 1996

                          ANNUAL SHAREHOLDERS' MEETING

                                   [LOGO]
                                   RUSSELL


                  NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                             RUSSELL CORPORATION


To the Shareholders of Russell Corporation:

         Notice is hereby given that the Annual Meeting of the Shareholders (the "Annual Meeting") of Russell Corporation (the "Company") will be held on Wednesday, April 24, 1996 at 10:00 a.m., Central Time, at the general offices of the Company in Alexander City, Alabama, for the following purposes:

         (1) To elect two directors to the Board of Directors for terms of three years each;

         (2) To transact such other business as may properly come before the meeting.

         Holders of the common stock of the Company at the close of business on March 6, 1996 are entitled to notice of and to vote upon all matters at the Annual Meeting.

         The Annual Meeting may be adjourned from time to time without notice other than announcement at the Annual Meeting, or at any adjournment thereof, and any business for which notice is hereby given may be transacted at any such adjournment.

         You are cordially invited to attend the Annual Meeting so that we may have the opportunity to meet with you and discuss the affairs of the Company. WHETHER YOU PLAN TO ATTEND THE MEETING OR NOT, PLEASE SIGN AND RETURN THE ENCLOSED PROXY SO THAT THE COMPANY MAY BE ASSURED OF THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. A stamped, addressed envelope is enclosed for your convenience in returning your proxy.


                                           By Order of The Board of Directors


                                                    Steve R. Forehand
                                                        Secretary
                                                   Russell Corporation




Alexander City, Alabama  35011
March 20, 1996

                              RUSSELL CORPORATION
--------------------------------------------------------------------------------

                   PROXY STATEMENT FOR THE ANNUAL MEETING OF
                     SHAREHOLDERS TO BE HELD APRIL 24, 1996
--------------------------------------------------------------------------------

        This Proxy Statement is furnished by and the accompanying proxy is solicited on behalf of the Board of Directors of Russell Corporation, an Alabama corporation (the "Company"), for use at its Annual Meeting of Shareholders to be held at the general offices of the Company in Alexander City, Alabama, on Wednesday, April 24, 1996 at 10:00 a.m., Central Time, and at any adjournment thereof (the "Annual Meeting"). It is contemplated that the Proxy Statement and accompanying proxy will be mailed on or about March 20, 1996.

        Shares represented by a properly executed proxy in the accompanying form will be voted at the meeting and, when instructions have been given by the shareholder, will be voted in accordance with those instructions. In the absence of contrary instructions, the proxies received by the Board of Directors will be voted FOR the election of all nominees for director of the Company. A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of the Company, executing and delivering to the Company a later dated proxy reflecting contrary instructions or appearing at the Annual Meeting and taking appropriate steps to vote in person.

                             ELECTION OF DIRECTORS

        The Bylaws of the Company ("Bylaws") provide for a Board of Directors of not less than nine nor more than 15 members. In addition, the Bylaws also provide that the Board of Directors shall set the number of Directors within the specified limitations by resolution adopted by a majority of the entire Board of Directors and that the Board will be divided into three classes, as nearly equal in number as possible, each of which will serve for three years. On February 28, 1996, a majority of the Board of Directors adopted a resolution which established the size of the Board of Directors at ten members, effective April 24, 1996. It is proposed to elect two directors to serve until the Annual Meeting of Shareholders in 1999 and until their successors have been duly elected and qualified. Proxies cannot be voted for more than two persons. It is intended that shares represented by the Board of Directors' proxies will be voted for the election of the following two persons:

NOMINEES TO SERVE UNTIL ANNUAL MEETING OF SHAREHOLDERS IN 1999:

                                                         YEAR FIRST                   SHARES
         NAME, AGE AND                                ELECTED DIRECTOR             BENEFICIALLY
     PRINCIPAL OCCUPATION                                  OF THE                   OWNED AS OF          PERCENT
          OF NOMINEE                                       COMPANY                 MARCH 6, 1996         OF CLASS
 -----------------------------                        ----------------             -------------        -----------
 Herschel M. Bloom (52)                                     1986                     5,542                 .01
 Partner
 King & Spalding
 Atlanta, Georgia
 attorneys

 Ronald G. Bruno (44)                                       1992                     5,200                 .01
 President
 Bruno Capital
 Management Corporation
 Birmingham, Alabama
 an investment company

EACH OF THE DIRECTORS NAMED BELOW WILL CONTINUE IN OFFICE AFTER THE ANNUAL MEETING UNTIL HIS TERM EXPIRES AS INDICATED:

                                     ANNUAL MEETING         YEAR FIRST              SHARES
                                        AT WHICH         ELECTED DIRECTOR        BENEFICIALLY
     NAME, AGE AND                        TERM                OF THE              OWNED AS OF           PERCENT
  PRINCIPAL OCCUPATION                   EXPIRES             COMPANY             MARCH 6, 1996          OF CLASS
---------------------------          ---------------     ----------------       ----------------       ----------
John C. Adams (57)                        1997                 1991              716,560  (1)(2)          1.85
Chairman, President and Chief
Executive Officer of the Company

Crawford T. Johnson III (71)              1997                 1978               15,000                   .04
Chairman of the Board
Coca-Cola Bottling Company
United, Inc.
Birmingham, Alabama

James D. Nabors (53)                      1997                 1988            1,398,758  (1)(2)(3)       3.62
Executive Vice President and
Chief Financial Officer
of the Company

Benjamin Russell (58)                     1997                 1963            5,890,186  (4)            15.22
Chairman and
Chief Executive Officer
Russell Lands, Incorporated
Alexander City, Alabama
a land and timber company

C.V. Nalley III (53)                      1998                 1989                1,000                    -
Chief Executive Officer of
The Nalley Companies,
Atlanta, Georgia
automobile and truck sales
and leasing companies

John R. Thomas (59)                       1998                 1966              570,983  (5)             1.52
Chairman, President and
Chief Executive Officer of
Aliant National Corporation
Alexander City, Alabama
a bank holding company

John A. White (56)                        1998                 1992                1,650                    -
Dean of Engineering
Georgia Institute of Technology
Atlanta, Georgia

Timothy A. Lewis (40)                     1998                 1995                  100                    -
President of
T.A. Lewis & Associates, Inc.
Birmingham, Alabama
telecommunications consultants

(1) The shares of the Company's Common Stock owned by Messrs. Adams and Nabors include 51,200 and 38,200 shares, respectively, which may be acquired by them pursuant to options granted under the Company's existing stock option plans described below, which options may be exercised within sixty days of the date of this Proxy Statement. See also Security Ownership of Management on page 14.

(2) Messrs. Adams and Nabors are two of the trustees of the Company's pension plan which owns 600,960 shares of the Company's Common Stock. As such trustees, they have the right to vote such shares. These shares are included in the shares shown as beneficially owned by each of such persons.

(3) Includes 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mr. Nabors is one of seven directors, and 9,921 shares owned by the Thomas D. Russell Marital Trust, of which Mr. Nabors is one of two trustees, as to which shares Mr. Nabors disclaims any beneficial ownership.

(4) Includes 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mr. Russell is one of seven directors; 3,945,024 shares held by a trust created under the will of Benjamin C. Russell, of which Mr. Russell is one of four trustees, and 100,000 shares held by the Adelia Russell Charitable Foundation, of which Mr. Russell is one of three trustees.

(5) Includes 116,734 shares owned directly and 454,249 shares owned indirectly by Mr. Thomas as a general and limited partner in two limited partnerships.

         With the exceptions of John C. Adams, John A. White, Timothy A. Lewis and Ronald G. Bruno, each of the above named persons has been a director of the Company for at least the last five years. Except as noted in the remainder of this paragraph, each of the above named persons has held the same or comparable positions with the indicated entities for at least the last five years. Mr. Adams was named Chairman, President and Chief Executive Officer of the Company effective April 28, 1993. He had previously served as President and Chief Executive Officer since April 22, 1992, as President and Chief Operating Officer since May 6, 1991, as Senior Vice President, Apparel Operations of the Company since July, 1989, and as President of the Knit Apparel Division from 1983 to 1989. Dr. White has served since July 1, 1991, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the three years prior to 1991 he served as Assistant Director of the National Science Foundation in Washington, D.C. through an Intergovernmental Personnel Agreement with Georgia Tech. Mr. Bruno was elected President of Bruno Capital Management Corporation in September, 1995. From 1991 until September, 1995, Mr. Bruno served as Chairman of the Board and Chief Executive Officer of Bruno's, Inc. Prior to that time he had served as President and Chief Executive Officer since 1990 and President and Chief Operating Officer since 1986. Mr. Lewis has served since 1987 as President of T.A. Lewis &Associates, Inc., a telecommunications consulting company. From 1983 to 1987 he served as a marketing and sales executive for Signal Communications, a national long distance telecommunications company.

         Glenn Ireland II has announced his retirement from the Board of Directors effective at the Annual Meeting and will not stand for re-election.

         John R. Thomas is a director of Alfa Corporation. Ronald G. Bruno is a director of Bruno's, Inc., SouthTrust Bank of Alabama, N.A. and
Books-A-Million, Inc. Herschel M. Bloom is a director of Post Properties, Inc. John C. Adams is a director of The Southern Company. John A. White is a director of Motorola, Inc. and Eastman Chemical Company.

         Should any nominee be unable or unwilling to accept election, it is expected that the proxies will vote for the election of such other person for the office of director as the Board of Directors of the Company may then recommend. The Board of Directors has no reason to believe that any of the persons named will be unable or will decline to serve if elected.

         The Company has an Executive Committee consisting of John C. Adams and James D. Nabors, which is authorized to act in place of the Board of Directors between meetings of the Board. The Executive Committee held fourteen meetings during 1995.

         The Company has an Executive Compensation Committee consisting of Glenn Ireland II, Crawford T. Johnson III, Ronald G. Bruno, and C.V. Nalley III, which supervises the Company's Executive Incentive Program. The Compensation Committee held one meeting during 1995.

         The Company also has an Audit Committee consisting of Herschel M. Bloom, Glenn Ireland II, Ronald G. Bruno, Crawford T. Johnson III, C.V. Nalley III, John A. White, John R. Thomas, Timothy A. Lewis and Benjamin Russell, which recommends to the Board of Directors the independent accountants selected to be the Company's auditors and reviews the audit plan, financial statements and audit results. The Audit Committee held two meetings during 1995.

         The Company has a Nominating Committee which recommends candidates for election to the Company's Board of Directors. The Nominating Committee consists of Crawford T. Johnson III, Herschel M. Bloom, Benjamin Russell, John R.
Thomas and John A. White and held one meeting in 1995.

         During the year ended December 30, 1995, the Board of Directors of the Company held four regular meetings. Each member of the Board attended at least 75% of the meetings of the Board and the committees of which they are members. Members of the Board who are not employees or affiliates of the Company receive a quarterly retainer of $3,750 and a fee of $1,000 for each meeting attended. Members of the Board who are affiliates of the Company, but not employees receive a quarterly retainer of $1,100. Members of committees of the Board who are not employees of the Company receive $650 per quarter (except the chairman who receives $1,300 per quarter).


                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY AND OBJECTIVES

         The Company's shareholders adopted the 1993 Executive Long-Term Incentive Plan (the "1993 Plan")on April 28, 1993. The 1993 Plan is a key component of the Executive Incentive Program (the "Program") which encompasses all elements of compensation. The goals of the Program are to support our overall objectives of enhancing shareholder value, maintaining and improving our quality standards and maximizing our competitive advantage resulting from vertical integration. This is accomplished through the following practices:
         1) Hiring and retaining the caliber of executive talent needed to manage the Company currently as well as to position it strategically for the future. A management team that is both stable and performance-oriented, with a focus on teamwork, is critical to our success;
         2) Having a pay-for-performance philosophy throughout the Company that integrates our compensation program with annual and long-term strategic planning and that links incentive compensation not only to Company performance but also to individual and overall market performance;
         3) Enhancing the pay-for-performance philosophy by placing a substantial portion of pay for senior executives "at-risk"; and
         4) Establishing the proper mix of program elements to appropriately balance our financial, quality, customer and strategic goals for both the short-term and long-term.
         The Program is designed to optimize the connection between executive pay, corporate strategy and return to shareholders. Specifically, the Program is intended to meet these objectives:
             -  Establish target awards
             - Set corporate and business unit goals in concert with the strategic planning process
             -  Communicate award opportunities in advance
             - Focus executives' actions on appropriate needs and reward true success
             -  Motivate participants
         The Executive Compensation Committee (the "Committee") believes these objectives are met by the Program.

ELEMENTS OF THE PROGRAM

         The Program is comprised of the following elements:
                 Base salaries;
                 Short-term incentives; and
                 Long-term incentives.

         The following describes the elements of the Program, as well as the 1993 Plan, in more detail.

BASE SALARIES

         The Company's practice is to target base salaries for executives at the 50th percentile of the market. For salary comparison purposes, the "market" includes companies in the Company's industry, in similar industries and those with headquarters in smaller cities. The companies used for this market analysis of compensation are different than those included in the Value Line Apparel Index shown in the performance graph contained in this Proxy Statement. The Committee believes the market for executive talent extends beyond the textile and apparel industry and includes individuals whose experience includes a manufacturing focus similar to the Company's. In addition, due to the Company's location, the Committee does not believe market compensation amounts for executives should be influenced by compensation at companies in areas with higher costs of living.

         During 1995, the Committee continued the program implemented in 1993 to adjust its salary administration practices, and to increase executive salaries to market levels, over time. As reported in prior years, the Committee concluded this program was appropriate based upon a 1992 study of pay conducted by an independent consulting firm. In deciding the amount of specific increases, factors such as overall responsibility, tenure, internal equity, market levels of pay and, most importantly, job performance, are considered. No specific weighting is assigned to these factors. Salaries for executive officers remained slightly below the market median during 1995.

         To ensure that executive salary levels continue to reflect the Committee's philosophy, the Company intends to periodically conduct similar pay comparisons, and did so late in 1995. The Committee believes that maintaining competitive compensation will ensure that the Company has the executive management expertise required for the future. Considering the entire compensation package, the Committee believes that targeting base salaries at the 50th percentile of the market is a key element in the overall program to attract and retain talented executives.

SHORT-TERM INCENTIVE PLAN

         The Program is designed to motivate participants to achieve predetermined goals for Return on Assets Employed ("ROAE") and quality. The Committee believes the Program's performance orientation represents an improvement over other plans used in prior years. Specifically, the short-term incentive program includes the following elements:

         1) Eligible participants include not only executives but also other employees who fulfill key roles in the Company;

         2) Target awards are established at the beginning of the year to motivate participants and guide their efforts; and

         3) Cash awards that reflect ROAE, quality and individual performance results for the year are paid after the end of the year.

         The plan's financial performance measure, ROAE, is measured at the overall level for executives in corporate staff and manufacturing positions. For this purpose, ROAE is defined as (a) net income before taxes and interest, divided by (b) the sum of assets used in the business.

         Target awards for executive officers are based upon the median of the competitive market (as described in "Base Salaries" above). In assigning target awards, the relative responsibility of each position also is considered. Based upon this, target awards for some positions may be adjusted, on a subjective basis, to be slightly above or below market levels. Executives at the business unit level are measured on ROAE results at the single business unit level, with a 75% weighting. Based upon their respective business unit, the executives' remaining 25% of the financial performance portion of the award is based either upon overall corporate ROAE results, or upon ROAE results for a combination of select business units.

         Target level awards are paid if the target ROAE goal is achieved. In addition, if actual ROAE results are less than target ROAE but equal a predetermined threshold, awards will be paid at one-half of target amounts. If actual ROAE results are greater than target ROAE and equal or exceed a predetermined maximum, awards will be paid at one and one-half times target amounts. Awards for performance between these levels are made based upon an interpolation within the range. Awards otherwise earned based upon financial results may be adjusted up or down by a maximum of 20% (in increments of 10%), to reflect participants' contributions toward the Company's quality goals, and also to reflect their individual performance.

         Incentive awards for all but one of the executives named in the Summary Compensation Table in this proxy statement were based solely upon overall corporate ROAE results. The incentive award for the other executive was based upon both corporate and business unit ROAE results. Adjustments based upon individual performance were made to the payouts for certain of the named officers in accordance with the provisions of the plan.

         For 1995, overall corporate ROAE performance was below the level at which threshold awards would be paid. Based upon this, none of the named executive officers earned awards for the portion of incentive awards based upon corporate ROAE. ROAE results were below threshold for most business units. However, ROAE results for the business unit under the supervision of one of the named executive officers were slightly above target but below maximum. Payments made to the named executives shown in the Summary Compensation Table elsewhere in this proxy statement reflect these results.

LONG-TERM INCENTIVE PLAN

         The long-term incentive element of the 1993 Plan includes a variety of stock based performance awards. The Committee presently intends that long-term incentives be granted in the form of stock options and, for corporate officers only, performance units. The Committee intends to balance the short-term incentive payments with long-term stock options and performance units to reward executives and key employees when superior returns are provided to shareholders.

         With these elements, the Committee believes it has established a strong link between the participants' long-term financial interests and the long-term interests of our shareholders in the following manner:

         1) Stock Options. Pay will be closely aligned with return to shareholders since no benefit is received by participants unless the stock price increases.

         2) Performance Units. The long-term incentive element of the 1993 Plan focuses on the Company's Total Shareholder Return ("TSR"), relative to both a broad market index (the S & P Industrials) as well as to the Company's historical performance. TSR includes stock price increases plus dividends, divided by beginning stock price for the period of measurement. When the Company's TSR is at the median of the S & P Industrials, and also at a predetermined absolute level, target awards will be paid.

         Stock option grants have been a component of previous incentive programs. Under the 1993 Plan, the Committee made grants of stock options and performance units at competitive levels to executive officers during 1995. Award sizes for each position were established at the median of the competitive market described under "Base Salaries" above. The economic value of the total long-term grants comes half from stock options and half from performance units. The Committee worked with an independent consultant when this plan was designed to determine these values and the resulting award sizes. In making these grants, the Committee's intent was to make awards that were competitive with the market on an annualized basis. For this reason, the Committee did not consider existing stock holdings of executives, or prior grants, in deciding the number of stock options or performance units to grant to an executive officer. These awards are consistent with the Committee's goals for the overall compensation program.

         Payment of performance units would be made depending upon the measurement of the Company's TSR over a three-year period, with a new three-year period beginning each fiscal year. The primary comparison would focus on the Company's TSR against that of the S & P Industrials Index (the "Index"). A secondary comparison against the Company's historical performance could result in a maximum reduction of 50% of awards otherwise earned. (The Committee's determination of the amount of target awards is discussed above.) This secondary comparison focuses on TSR for the period of measurement against the Company's own historical performance.

         Preliminary awards will be based upon comparing the Company's actual TSR for a three-year performance period to the TSRs of each company in the Index. If the Company's TSR ranks at the median of the Index companies, target awards will be earned. If the Company's TSR is at a predetermined maximum percentile (the 90th percentile), maximum awards (at two times target) will be earned. Minimum nonzero awards, at 50% of target awards, will be earned if the Company's TSR is at a predetermined threshold percentile (the 33rd percentile). If the Company's TSR ranks above threshold but below median, or above median but below maximum, awards earned for performance between points will be interpolated on a straight-line basis.

         Next, the Company's actual TSR for the three-year period will be compared against an absolute benchmark established at the inception of the plan determined by using the Company's historical performance and the historical performance of the Index. If the Company's actual three-year TSR is at or above this absolute level, the preliminary awards earned based upon the relative TSR comparison will be paid. However, if actual TSR is below this benchmark, preliminary awards earned may be reduced by a maximum of 50%.

         By measuring relative TSR, the Committee believes this plan rewards executives for their contributions to Company performance, isolated from broad stock market performance. By measuring absolute TSR, the Committee believes this plan rewards executives appropriately based upon actual returns received by shareholders.

         When the performance at each level is taken into account, the 1993 Plan provides market pay opportunities if target awards are set at market levels. The performance factors ensure that above-market pay is only earned for better-than-average performance and that poor performance earns below-market pay.

         As with the stock option element of the 1993 Plan, the Committee intends to adjust awards of performance units so that total pay opportunities for both elements are at market levels. The target percentage of compensation represented by performance units is not intended to change annually, but it may change periodically as the Committee makes adjustments to keep long-term pay opportunities at market levels.

         The first three-year performance cycle for the performance unit plan included the years 1993 through 1995. Because the Company's three-year TSR was below the 33rd percentile TSR of the Index companies, no awards were earned for this plan cycle.

SPECIFICS OF 1995 CEO COMPENSATION

         During 1995, the compensation of the Chief Executive Officer, Mr. Adams, consisted of the following:

         Base salary of $540,000 was derived by reference to executive pay at the market companies described earlier in this report. This amount is still below the median base salary for the market base salary for the market. Mr. Adams' salary increase of $74,000 from 1994 to 1995 was intended to move him closer to the market median amount. Although no one factor was weighted more than any other by the Committee, this increase generally was based upon the Committee's assessment of his performance during 1994 and his contributions to the performance of the Company. In assessing Mr. Adams' performance, the Committee considered a number of corporate performance measures, including increase in revenue, net income, return on assets, earnings per share and stock price performance. The Committee evaluates these factors subjectively in making decisions about Mr. Adams' base salary.

         For 1995, Mr. Adams' annual incentive target award remained at 60% of salary, as in prior years. However, because corporate ROAE was below the threshold performance level established, Mr. Adams received no bonus payment for 1995 performance.

         Mr. Adams' stock option grant during 1995 was 18,000 shares. The number of stock options granted to Mr. Adams was determined in the same manner as stock option grants to all other executive officers. For a discussion of the Committee's determination of the number of stock options granted to a named executive officer, see the discussion above under the caption "Long-Term Incentive Plan."

         Mr. Adams also received a grant of performance units at a target award level equal to 45% of base salary. The performance period over which these units can be earned is 1995 through 1997. As noted earlier, no performance unit awards were earned for the 1993-1995 plan cycle.

POLICY WITH RESPECT TO THE $1 MILLION DEDUCTION LIMIT

         During 1993, a new section - Section 162(m) - was added to the Internal Revenue Code that generally limits to $1 million amounts that can be deducted for compensation paid to executives, unless certain requirements are met. This Committee has carefully considered the impact of this new provision. Because no executive receives pay greater than $1 million, the Committee has concluded that no compensation amounts are nondeductible at present. The Committee will continue to monitor the applicability of this provision to its programs and will determine, at the appropriate time, what action it intends to take.

                                       Executive Compensation Committee
                                       C.V. Nalley III, Ronald G. Bruno,
                                       Glenn Ireland II, Crawford T. Johnson III


                     COMPARATIVE FIVE-YEAR TOTAL RETURNS
            RUSSELL CORPORATION, S&P 500, VALUE LINE APPAREL INDEX
                     PERFORMANCE RESULTS THROUGH 12/31/95

                                   [GRAPH]

                    VALUE OF $100 INVESTED ON 12/31/89 AT:

                                 1990         1991         1992         1993         1994        1995
---------------------------------------------------------------------------------------------------------
Russell Corporation            $100.00      $158.64      $141.10      $128.68     $144.92      $130.38
S&P 500                         100.00       130.55       140.72       154.91      157.30       216.42
Value Line Apparel Index        100.00       175.16       215.29       161.90      149.46       159.99
---------------------------------------------------------------------------------------------------------

NOTES
1) Assumes that the value of the investment in the Company's Common Stock and in each index was $100 on the last trading day preceding the first day of the fifth preceding fiscal year and that all dividends were reinvested.

2) The Value Line Apparel Index presently includes: Farah, Incorporated; Fruit of the Loom, Inc.; Garan, Incorporated; Oshkosh B'Gosh, Inc.; Hartmarx Corporation; Kellwood Company; Liz Claiborne, Inc.; Oxford Industries, Inc.; Phillips-Van Heusen Corporation; Tultex Corporation; VF Corporation; and the Company.

SUMMARY COMPENSATION TABLE

         The following information is furnished for the years ended December 30, 1995, December 31, 1994 and January 1, 1994 with respect to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company during 1995 whose salary and bonus exceeded $100,000.

                                           ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                  ---------------------------------------  -----------------------------------
                                                                                     AWARDS         PAYOUTS
                                                                            ----------------------  -------
   NAME AND                                                      OTHER      RESTRICTED
  PRINCIPAL                                                    ANNUAL(B)      STOCK      OPTIONS/    LTIP     ALL OTHER
   POSITION               YEAR      SALARY       BONUS(A)    COMPENSATION     AWARDS       SAR'S    PAYOUTS  COMPENSATION
-------------------------------------------------------------------------------------------------------------------------
John C. Adams             1995     $540,000      $   -0-        $6,187           -        18,000       -          -
  Chairman,               1994      466,000       321,000        5,500           -        16,900       -          -
  President               1993      400,000       131,700          -             -        14,300       -          -
  and CEO

James D. Nabors           1995      304,000          -0-           -             -         6,600       -          -
  Exec. V.P.              1994      286,000       147,600          -             -         6,800       -          -
  and CFO                 1993      270,000        67,900          -             -         6,400       -          -

JT Taunton, Jr.           1995      261,000          -0-           -             -         5,600       -          -
  Exec. V.P. - Sales      1994      221,000       114,000          -             -         4,000       -          -
  and Marketing           1993      155,000        38,400          -             -         3,100       -          -

John E. Frechette         1995      245,100        85,600          -             -         4,100       -          -
  V.P. - International    1994      202,600        72,600          -             -         3,300       -          -
                          1993      152,600         8,500          -             -         2,800       -          -

Thomas R. Johnson, Jr.    1995      221,000          -0-           -             -         4,800       -          -
   Exec. V.P. -           1994      192,667        90,700          -             -         2,200       -          -
   Manufacturing          1993      139,100        27,500          -             -         2,000       -          -

(A) Bonus payments are reported for the year in which related services were performed.

(B)      Value of personal use of aircraft.

OPTION/SAR GRANTS IN 1995

         The following information concerns grants of incentive stock options to the named executives for the year ended December 30, 1995. No SARgrants were made during 1995.

-------------------------INDIVIDUAL GRANTS (1)----------------------------
                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                               ANNUAL RATES OF STOCK
                      NUMBER OF                                                 PRICE APPRECIATION
                      SECURITIES      %OF TOTAL                                   FOR OPTION TERM
                      UNDERLYING     OPTIONS/SARS                             -------------------------
                     OPTIONS/SARS      GRANTED       EXERCISE
                       GRANTED       TO EMPLOYEES     PRICE       EXPIRATION
NAME                   IN 1995         IN 1995      PER SHARE        DATE           5%           10%
----------------     ------------    -------------  ---------     ----------    ----------   ------------
John C. Adams           18,000           6.46        $30.00        1/25/05       $837,717     $1,273,292
James D. Nabors          6,600           2.37         30.00        1/25/05        307,162        466,873
JT Taunton, Jr.          5,600           2.01         30.00        1/25/05        260,623        396,135
John E. Frechette        4,100           1.47         30.00        1/25/05        190,813        290,028
Thomas R. Johnson, Jr.   4,800           1.72         30.00        1/25/05        223,391        339,544

(1) The stock options were granted at an exercise price equal to the fair market value of the Company's common stock on the date of the grant. The stock options become exercisable in full on the second anniversary of the grant. No other instruments were granted in tandem with the options, nor do they carry either reload or tax reimbursement features.

AGGREGATED OPTION/SAR EXERCISES IN 1995 AND YEAR-END VALUE TABLE

         The following information is furnished for the year ended December 30, 1995 with respect to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for stock option exercises which occurred during 1995.

                                                                       NUMBER OF                    VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS/SARS         IN-THE-MONEY OPTIONS/SARS
                              SHARES                              AT DECEMBER 30, 1995             AT DECEMBER 30, 1995 (2)
                             ACQUIRED          VALUE         ---------------------------        ---------------------------
NAME                        ON EXERCISE     REALIZED (1)     EXERCISABLE   UNEXERCISABLE        EXERCISABLE   UNEXERCISABLE
-------                     -----------     ------------     -----------   -------------        -----------   -------------
John C. Adams                 6,000            $66,375          51,200          37,800             $147,106        $9,900
James D. Nabors                 -                 -             38,200          13,800              206,225         3,600
JT Taunton, Jr.               6,000            $97,319          17,300          11,800               88,550         3,100
John E. Frechette               -                 -             11,900           7,800                1,731         1,850
Thomas R. Johnson, Jr.          -                 -             16,400          10,000               48,168         2,600

(1) This amount represents the aggregate of the market value of the Company's Common Stock at the time each option was exercised, less the exercise price for such option.

(2) This amount represents the aggregate of the number of options multiplied by the difference between the closing price of the Company's Common Stock on the New York Stock Exchange, Inc. on December 29, 1995, less the exercise price for such option.

LONG-TERM INCENTIVE PLAN AWARDS IN 1995

         The 1993 Executive Long-Term Incentive Plan provides for the award of long-term cash incentives to officers of the Company. Performance units may be awarded based upon achievement of target goals over a three year period. Performance units were awarded in accordance with the following schedule:

                                       PERFORMANCE OR
                      NUMBER OF         OTHER PERIOD           ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                       SHARES,              UNTIL                          PRICE-BASED PLANS
                       UNITS OR          MATURATION           --------------------------------------------
      NAME           OTHER RIGHTS         OR PAYOUT           THRESHOLD        TARGET             MAXIMUM
-----------------    ------------     ----------------        ---------       ---------          ---------
John C. Adams          243,000            1995-1997           $60,750         $243,000           $486,000
James D. Nabors         90,900            1995-1997            22,725           90,900            181,800
JT Taunton, Jr.         78,000            1995-1997            19,500           78,000            156,000
John E. Frechette       40,840            1995-1997            10,210           40,840             81,680
Thomas R. Johnson, Jr.  66,000            1995-1997            16,500           66,000            132,000

         Performance units are earned based upon Company Total Shareholder Return ("TSR") relative to a peer group, the S &PIndustrials. Threshold, target and maximum awards are earned when TSR is at the 33rd percentile, the median percentile or the 90th percentile of the peer group. Awards earned based upon relative TSRperformance may be decreased by up to 50% if the Company's absolute TSRfor the performance period is less than a predetermined level.

         For further discussion of the 1993 Executive Long-Term Incentive Plan, see the discussion above under the caption "EXECUTIVE COMPENSATION - Executive Compensation Committee Report on Executive Compensation - Long-Term Incentive Plan".

                                  PENSION PLAN

         Officers of the Company are covered by the Russell Corporation Revised Pension Plan (the "Plan"), a defined benefit plan covering all employees of the Company. The amount of contributions made by the Company to the Plan is not reflected in the cash compensation table above, since the amount of the contribution with respect to a specified person is not and cannot readily be separately or individually calculated by the regular actuaries for the Plan.

         Benefits under the Plan are based upon years of credited service at retirement and upon "Final Average Earnings," which is the average base compensation for the highest sixty consecutive months out of the final 120 months of employment. This compensation consists only of salary and excludes any bonus and any form of contribution to other benefit plans or any other form of compensation. Normal or delayed retirement benefits are payable upon retirement on the first day of any month following attainment of age 65 and continue for the life of the employee (and his spouse, if any) or in accordance with other elections permitted by the Plan.

         On January 26, 1994, the Board of Directors adopted a supplemental retirement plan covering any participant's compensation in excess of the limitation amount specified in Section 401 et seq., of the Internal Revenue Code. This plan is a non-qualified plan, thereby rendering any benefits subject to claims of general creditors and not deductible until paid.

         The following table presents estimated annual benefits payable from the Plan and the supplemental retirement plan mentioned above upon normal or delayed retirement to participants in specified remuneration and years-of-credited service classifications. The amounts shown assume the current maximum social security benefit and that the participant has elected for benefits to be payable for a single life only.

                              PENSION PLAN TABLE

                                                                YEARS OF CREDITED SERVICE
            5 YEAR AVERAGE      ---------------------------------------------------------------------------------------------
             REMUNERATION          15                20             25               30               35               40
          -----------------     ---------        ---------       --------         ---------        ---------        ---------
             $  150,000         $ 23,612         $ 31,483        $ 39,354         $ 47,225         $ 55,096         $ 59,221
                175,000           27,737           36,983          46,229           55,475           64,721           69,533
                200,000           31,862           42,483          53,104           63,725           74,346           79,846
                225,000           35,987           47,983          59,979           71,975           83,971           90,158
                250,000           40,112           53,483          66,854           80,225           93,596          100,471
                300,000           48,362           64,483          80,604           96,725          112,846          121,096
                350,000           56,612           75,483          94,354          113,225          132,096          141,721
                400,000           64,862           86,483         108,104          129,725          151,346          162,346
                450,000           73,112           97,483         121,854          146,225          170,596          182,971
                500,000           81,362          108,483         135,604          162,725          189,846          203,596
                600,000           97,862          130,483         163,104          195,725          228,346          244,846
                700,000          114,362          152,483         190,604          228,725          266,846          286,096
                800,000          130,862          174,483         218,104          261,725          305,346          327,346
                900,000          147,362          196,483         245,604          294,725          343,846          368,598
              1,000,000          163,862          218,483         273,104          327,725          382,346          409,846


    Years of service credited under the Plan for individuals shown in the summary compensation table on page 9 are as follows: Mr. Adams, 19 years; Mr. Nabors, 25 years; Mr. Taunton, 20 years; Mr. Johnson, 6 years; and Mr. Frechette, 4 years.


                              STOCK OPTION PLANS

         The Company has previously adopted the 1978 Stock Option Plan and the 1987 Stock Option Plan (the "Stock Option Plans") pursuant to which the Company grants to key employees of the Company either incentive stock options ("ISO's") or nonqualified stock options ("NQSO's"). The term of the options cannot exceed ten years from the date of grant, and the option price must equal fair market value of the shares covered at the time of grant. No further options are subject to being granted under the Stock Option Plans.

         The 1993 Executive Long Term Incentive Plan (the "1993 Plan") previously discussed herein is a flexible plan which will give the Executive Compensation Committee broad discretion to fashion the terms of awards in order to provide eligible participants with stock based incentives as the Committee deems appropriate. It will permit the issuance of awards in a variety of forms, including: (a) restricted stock (b) incentive stock options (c) non-qualified stock options (d) stock appreciation rights and (e) performance share and performance unit awards.

         The 1993 Plan provides for the grant of up to 2,000,000 shares of the Common Stock of the Company and issuance of awards under the 1993 Plan will cease as of January 1, 2003.


                                OTHER MATTERS

         The Board of Directors of the Company does not know at this time of any other matters to come before the Annual Meeting.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth each person who, to the Company's knowledge, had sole or shared voting or investment power over more than five percent of the outstanding shares of Common Stock of the Company as of March 6, 1996.

      NAME AND ADDRESS                                        AMOUNT AND NATURE OF                    PERCENT
     OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP                    OF CLASS
--------------------------------                           ---------------------------               ----------
Edith L. Russell                                               4,686,320 shares (1)                     12.11
755 Lee Street
P.O. Box 272
Alexander City, Alabama  35011-0272

Benjamin Russell                                               5,890,186 shares (2)                     15.22
755 Lee Street
P.O. Box 272
Alexander City, Alabama  35011-0272

Roberta A. Baumgardner                                         8,192,246 shares (3)                     21.17
755 Lee Street
P.O. Box 272
Alexander City, Alabama  35011-0272

Helen Alison                                                   2,064,192 shares (4)                      5.33
755 Lee Street
P.O. Box 272
Alexander City, Alabama  35011-0272

Nancy R. Gwaltney                                              4,690,016 shares (5)                     12.12
755 Lee Street
P.O. Box 272
Alexander City, Alabama  35011-0272

FMR Corp.                                                      4,701,311 shares (6)                     12.15
82 Devonshire Street
Boston, Massachusetts   02109

(1) Includes 10,000 shares as to which Mrs. Russell has sole voting and investment power, and 4,676,320 shares as to which she has shared voting and investment power consisting of 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Russell is one of seven directors, and 3,945,024 shares held of record and beneficially owned by a trust created under the will of Benjamin C. Russell of which Mrs. Russell is one of four trustees. The trustees of the trust created under the will of Benjamin C. Russell can invade the corpus of the trust for the benefit of Mrs. Russell.

(2) Includes 1,113,866 shares as to which Mr. Russell has sole voting and investment power and 4,776,320 shares as to which he has shared voting and investment power. See Note (4) on page 3.

(3) Includes 1,451,734 shares as to which Mrs. Baumgardner has sole voting and investment power and 6,740,512 shares as to which she has shared voting and investment power, consisting of 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Baumgardner is one of seven directors, 3,945,024 shares held of record and beneficially owned by a trust created under the will of Benjamin C. Russell of which Mrs. Baumgardner is one of four trustees, and 2,064,192 shares held by the estate of J. C. Alison of which Mrs. Baumgardner is one of three co-executors.

(4) Includes 2,064,192 shares held by the estate of J. C. Alison, of which Mrs. Alison is one of three trustees and with respect to which Mrs. Alison has shared voting and investment power.

(5) Includes 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Gwaltney is one of seven directors; 3,945,024 shares held by a trust created under the will of Benjamin C. Russell of which Mrs. Gwaltney is one of four trustees; and 13,696 shares as to which Mrs. Gwaltney has sole voting and investment power.

(6) Information contained in Schedule 13G filed with the Company on February 14, 1996. The Schedule 13G states that FMR Corp. has sole voting power with respect to 66,669 shares, sole dispositive power with respect to 4,701,311 shares, and shared voting and dispositive power respect to 0 shares.


                       SECURITY OWNERSHIP OF MANAGEMENT

                                      AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                      -----------------------------------------
                                      SOLE VOTING       OPTIONS
                                      AND               EXERCISABLE  OTHER                  PERCENT
                                      INVESTMENT        WITHIN       BENEFICIAL             OF
NAME OF INDIVIDUAL OR GROUP           POWER             60 DAYS      OWNERSHIP              CLASS
---------------------------           ----------------------------------------------------------------
John C. Adams                            39,016           51,200        626,344  (1)(2)       1.85
James D. Nabors                          18,381           38,200      1,342,177  (2)(3)       3.62
Timothy A. Lewis                            100                0              0                -
Herschel M. Bloom                         5,542                0              0                .01
Glenn Ireland II                         14,000                0              0                .04
Crawford T. Johnson III                  15,000                0              0                .04
C.V. Nalley III                           1,000                0              0                -
Ronald G. Bruno                           5,200                0              0                .01
John A. White                             1,650                0              0                -
John R. Thomas                          116,734                0        454,249  (4)          1.48
Benjamin Russell                      1,113,866                0      4,776,320  (5)         15.22
JT Taunton, Jr.                          12,669           14,000              0                .07
Thomas R. Johnson, Jr.                      500           15,900              0                .04
John E. Frechette                             0           11,900              0                .03
All Executive Officers and Directors
   as a Group (26 persons)            1,996,500          295,047      7,199,090              24.53


(1)   Includes 25,384 shares owned by Mr. Adams' spouse.

(2)   See Note (2) on page 2.

(3)   See Note (3) on page 3.

(4)   See Note (5) on page 3.

(5)   See Note (4) on page 3.

                        COMPLIANCE WITH SECTION 16(a) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

         Based solely upon review of Forms 3, 4 and 5 and amendments thereto related to the Company's most recent fiscal year, and written representations from certain reporting persons that no Form 5 was required, the Company believes that Edith L. Russell, John R. Thomas and W.J. Spires each had one late Form 4 filing in 1995.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

         The Company entered into a fuel supply contract with Russell Lands, Incorporated on May 21, 1975, under which Russell Lands, Incorporated provides sawdust, bark, shavings, chips, and other wood materials for use in the Company's wood chip boilers. The initial term of the contract was four years, and may be renewed by agreement of the parties from year-to-year thereafter. In addition, the contract may be cancelled by either party during any renewal period upon 30 days notice following the occurrence of certain specified conditions. Benjamin Russell is Chairman, Chief Executive Officer and a director of Russell Lands, Incorporated, and owns beneficially approximately 70% of the equity interest in such company. Management believes this contract is in the best interest of the Company's shareholders. During the fiscal year ended December 30, 1995, the Company paid Russell Lands, Incorporated approximately $1,128,000 for wood materials to operate these boilers.

         The Company purchased miscellaneous building materials and supplies from Russell Do-It Center, a building supply retailer. The Company also purchased concrete for various construction and repair projects from Area Concrete, Inc. Russell Do-It Center is a division of and Area Concrete, Inc. is a wholly owned subsidiary of Russell Lands, Incorporated. Benjamin Russell is Chairman, Chief Executive Officer and a director of Russell Lands, Incorporated and owns beneficially approximately 70% of the equity interest in such company. Management believes these purchases to be in the best interest of the Company's shareholders. During the fiscal year ended December 30, 1995, the Company paid Russell Do-It Center and Area Concrete, Inc. approximately $74,000 and $70,000, respectively, for the purchases described above.

                                    AUDITORS

         Ernst & Young LLP, independent accountants, was selected as the Company's auditors for 1995 after having previously served in the same capacity since 1930. Representatives of Ernst & Young will be in attendance at the Annual Meeting and will be given the opportunity to make a statement and to respond to appropriate questions.


                           PROPOSALS BY SHAREHOLDERS

         The next annual meeting of shareholders is scheduled to be held on April 23, 1997, and shareholders of the Company may submit proposals for consideration for inclusion in the proxy statement of the Company relating to such annual meeting of shareholders. However, in order for such proposals to be considered for inclusion in the proxy statement of the Company relating to such annual meeting, such proposals must be received by the Company not later than November 21, 1996.

                              GENERAL INFORMATION

         The Board of Directors of the Company has fixed the close of business on March 6, 1996, as the record date for determining the holders of the Common Stock of the Company entitled to notice of and to vote at the Annual Meeting. As of such date, the Company had issued and outstanding and entitled to vote at the Annual Meeting an aggregate of 38,692,750 shares of Common Stock, each share of which is entitled to one (1) vote on all matters to be considered at the Annual Meeting.

         As of the date of the Proxy Statement, the Board of Directors does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those matters stated in the Notice of the Annual Meeting. If other matters should properly come before the Annual Meeting, it is intended that the holders of the proxies will act in respect thereto in accordance with their best judgment.

         Pursuant to Section 10-2B-7.25 of the Code of Alabama 1975, as amended, and the Company's bylaws, a majority of the Common Stock shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of the Shareholders. Section 10-2B-7.28 of the Code of Alabama 1975, as amended, requires that each of the nominees to be elected to the Board of Directors receive the affirmative vote of the majority of the votes cast by the holders of shares of Common Stock represented at the Annual Meeting as part of the quorum. The vote for election of directors does not include shares which abstain from voting on a matter or which are not voted on such matter by a nominee because such nominee is not permitted to exercise discretionary voting authority and the nominee has not received voting instructions from the beneficial owner of such shares. Generally, brokers who act as nominees will be permitted to exercise discretionary voting authority where they have received no instructions in uncontested elections for directors and on certain other matters which are not contested where the brokers have complied with Rule 451 concerning the delivery of proxy materials to beneficial owners of the Company's Common Stock held by such brokers.

         In addition to the use of the mails, proxies may be solicited by personal interview or by telephone or telegraph. The cost of solicitation of proxies will be borne by the Company. The Company may request brokerage houses, nominees, custodians, and fiduciaries to forward soliciting material to the beneficial owners of the stock held of record and will reimburse such persons for any reasonable expense incurred in forwarding the material.

         Copies of the Company's Annual Report on Form 10-K for the year ended December 30, 1995, in form as filed with the Securities and Exchange Commission, may be obtained from Steve R. Forehand, the Secretary of the Company, without charge, by persons who were shareholders beneficially or of record as of March 6, 1996.


                                                        RUSSELL CORPORATION
                                                         Steve R. Forehand
                                                             Secretary

Alexander City, Alabama
March 20, 1996

                                                                  APPENDIX A

                             RUSSELL CORPORATION

                           Alexander City, Alabama

          PROXY FOR ANNUAL MEETING OF SHAREHOLDERS -- APRIL 24, 1996

      (This Proxy is solicited by the Board of Directors of the Company)


        This undersigned shareholder of Russell Corporation (the "Company") hereby appoints C.V. Nalley III and John A. White, and each of them, with full power of substitution, proxies to vote the shares of stock which the undersigned could vote if personally present at the Annual Meeting of Shareholders of Russell Corporation to be held at the general offices of the Company in Alexander City, Alabama, on April 24, 1996 at 10:00 a.m., Central Time, or any adjournment thereof:

        (1)     ELECTION OF DIRECTORS
                For the term expiring with the Annual Meeting of shareholders in 1999:
                        Herschel M. Bloom, Ronald G. Bruno

                [ ] FOR all nominees above              [ ] WITHHOLD AUTHORITY
                (except as marked to the contrary)      to vote for all nominees above


                INSTRUCTION: To withhold authority to vote for an individual nominee, write the nominee's name in the space provided below.

                                    (over)


        (2) IN THEIR DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR ELECTION OF THE PERSONS NOMINATED BY THE BOARD OF DIRECTORS AS DIRECTORS.

        Please date and sign exactly as name appears on the envelope in which this material was mailed. If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer.



                                        ---------------------------------------
                                             Signature(s) of Shareholder(s)


                                        ---------------------------------------


                                        Dated                            , 1996
                                               --------------------------